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                                                                      EXHIBIT 2

                   OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
                    C/O OAKTREE CAPITAL MANAGEMENT, LLC
                    333 SOUTH GRAND AVENUE, 28TH FLOOR
                          LOS ANGELES, CA  90071

                             February 26, 1999

EMCOR Group, Inc.
101 Merritt Seven Corporate Park
Norwalk, CT  06851-01060
Attn:  Frank MacInnis
       President and Chief Executive Officer

Dear Frank:

     The OCM Principal Opportunities Fund, L.P. ("OCM") believes that it is important for the stockholders of EMCOR Group, Inc. (the "Company") to have the opportunity to vote upon a proxy statement proposal that directs the Company's Board of Directors (the "Board") to redeem or cancel the existing Rights Plan or "poison pill" which has been in place since March 1997. The Rights Plan in our opinion is not in the best interests of stockholders. We do not believe it insulates the Company from a restriction in the use of tax loss carryforwards. In addition, to the extent that the poison pill's purpose was to ensure the continued services of current management, we believe that the "continuity agreements" granted to you and other executives in June 1998 and the lavish change-in-control protections in each of the 1997 option plans for directors provide a reasonable incentive for key employees and directors to continue with the Company, irrespective of movements in share ownership. The enhanced change-of-control restrictions in the Company's Amended and Restated Credit Agreement provide similar, if indirect, protection for the Board.

     We believe that the poison pill unfairly and unnecessarily restricts large institutional investors like OCM from acquiring additional shares of EMCOR common stock on the open market or through privately-negotiated purchases and conveys an image of management entrenchment. Without the ability for OCM and others to make such investments, we believe that the stockholders of EMCOR are being deprived of adequate investor interest for their shares and hence suffer the pain of a diminished share price. Moreover, the poison pill's 15% beneficial ownership limitation is disproportionate in light of the low 25% beneficial ownership triggers in each of the continuity agreements, the 1997 option plans for directors and the Company's Amended and Restated Credit Agreement. In any event, we believe that it is the prerogative of the Company's stockholders to decide on any matter which restricts or otherwise adversely affects their ability to either (1) buy shares of the Company's common stock from other stockholders willing to sell such shares or (2) vote those shares on matters of corporate governance.

     As you know, we have delayed submitting a written proposal past January 1, 1999 as an accommodation to your requests for discussion time and in reliance on your repeated assurances our proposal would nonetheless be included in the Company's 1999 proxy materials. So that the

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Company includes our proposal for allowing stockholders the opportunity to direct the Board of Directors to remove the poison pill, we have attached the text of such proposal, together with its supporting statement, for inclusion in EMCOR's 1999 proxy materials. We hope that the EMCOR Board of Directors will take steps to eliminate the poison pill long in advance of being requested to do so by the Company's stockholders at the next regularly scheduled Annual Meeting.

     We are expecting the Board of Directors promptly to announce its intention to withdraw the poison pill in the event our proposal is approved by EMCOR's stockholders and hereby request the Board to make such announcement. In the event the Board has not made such an announcement by March 31, 1999, OCM and its affiliates may either (i) vote against the slate of director candidates proposed by the Board at the Company's next annual stockholders meeting or (ii) withhold our shares from participating in the meeting and encourage a limited number of other stockholders to similarly withhold their shares so as to prevent the Company from obtaining a quorum at such meeting.

     In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are including copies of the Schedule 13D filed by OCM and its affiliates, together with all amendments thereto, including Amendment No. 4 which we are filing today, evidencing OCM's ownership of EMCOR stock since
February 1997.   OCM has held such stock continuously since such date and
intends to hold at least $2,000 worth of EMCOR stock through the date of the next meeting of stockholders. A separate request to have this item added to the agenda for the next annual meeting of the Company's stockholders will be forwarded to the Company's Secretary in accordance with Section 6(k) of the Company's By-Laws.

     If you or the Board of Directors would like to discuss the merits of the attached proposal further, we are of course available to do so at your earliest convenience.

                                        Respectfully yours,

                                        OCM Principal Opportunities Fund, L.P.

                                        By: Oaktree Capital Management, LLC
                                        Its General Partner


                                        By: __________________________________
                                        Vincent J. Cebula
                                        Managing Director

Attachment


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THE STOCKHOLDER PROPOSAL

Resolved, that the stockholders of EMCOR Group, Inc. request the Board of Directors to refrain from adopting any future stockholder rights plan, rights agreement, staggered board or other device commonly known as a "poison pill", without the prior approval of stockholders at an Annual or Special Meeting, and to redeem or terminate any such plan, agreement or device which may be in effect at the adoption of this resolution.

THE STOCKHOLDER'S STATEMENT OF SUPPORT

On February 14, 1997, the OCM Principal Opportunities Fund, L.P. ("OCM") disclosed its ownership of a 7.8% stake in EMCOR Group common stock, making OCM one of the Company's largest stockholders. On March 3, 1997, the Company adopted a "poison pill" whereby the board of directors may designate a stockholder owning 15% or more of the Company's stock a hostile bidder and trigger the poison pill. On June 19, 1998, the Company adjourned its annual stockholders meeting because of the imminent rejection by stockholders representing 58% of EMCOR common stock of a management proposal to nearly double the pool of options available to Company executives. On June 22, 1998, the Company granted lucrative change in control agreements with beneficial ownership thresholds at a low 25% (rather than 50%) to seven executives even though the poison pill imposed severe practical limitations on a Change in Control.

The effect of such poison pill is to restrict institutional stockholders from materially increasing their commitment of capital to EMCOR by limiting their ability to purchase shares in the open market from investors who may have no other means of achieving liquidity for their EMCOR shares. The poison pill also serves to insulate the EMCOR Board of Directors from following the corporate governance directives of its stockholders. In any case, the poison pill needlessly conveys the image of a management more interested in entrenchment than in benefiting stockholders and the poison pill's 15% beneficial ownership limitation seems quite unnecessary since the Board of Directors has chosen to approve stock option plans, change-in-control agreements and a bank credit facility with low beneficial ownership thresholds of 25%. We do not believe the poison pill offers any significant economic protection in light of the fact that even with the pill the availability of the Company's tax loss carryforwards could become limited by purchases under the 15% pill limitation. We can only conclude that the primary rationale for maintaining the poison pill has little to do with the Company's tax loss carryforwards.

We believe that it is the stockholders (who are the owners of the Company), not the directors and managers (who merely act as agents for the owners), who should have the right to decide what is or is not appropriate when it comes to the matter of restricting share ownership. While management may offer up empirical studies of other companies with poison pills, the fact that EMCOR common stock has failed to perform during the existence of the poison pill argues strongly for its immediate removal. We urge all stockholders to VOTE FOR this proposal.


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